smartQED, Inc.

BALANCE SHEET

As of March 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Republic Checking	7,683.05
Total Bank Accounts	**$7,683.05**
Total Current Assets	**$7,683.05**
TOTAL ASSETS	**$7,683.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	26,134.25
Total Accounts Payable	**$26,134.25**
Credit Cards	
Amex Credit Card	5,772.10
BOA Credit Card	-19.66
Total Credit Cards	**$5,752.44**
Total Current Liabilities	**$31,886.69**
Long-Term Liabilities	
Angel Investment	40,000.00
Crowd Funding Investment	68,115.84
Notes Payable - Julie	227,066.10
Notes Payable - Rishi	63.00
Total Long-Term Liabilities	**$335,244.94**
Total Liabilities	**$367,131.63**
Equity	
Common Stock	800.00
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-59.55
Retained Earnings	-209,462.61
Shareholder Equity - Restricted Stock	
Contributions	189.12
Total Shareholder Equity - Restricted Stock	**189.12**
Shareholder Equity - Rishi	
Contributions	100.00
Total Shareholder Equity - Rishi	**100.00**
Net Income	-151,015.54
Total Equity	**$ -359,448.58**
TOTAL LIABILITIES AND EQUITY	**$7,683.05**